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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2003

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F [X]  Form 40-F [ ]

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ]  No [X]


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         Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form
6-K, a fair and accurate English language translation of:

         Exhibit 99.1: a corporate disclosure on the Company's contract with
                       Dreamline Corporation for the acquisition of Dreamline's broadband business in certain areas, the closing for which has been changed from November 1 to December 1, 2003, filed with the Korea Securities Dealers Association Automated Quotation Market and the Financial Supervisory Commission on November 3, 2003.




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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HANARO TELECOM, INC.

Date: November 4, 2003                   By:     /s/ Kyu June Hwang
                                             -----------------------------------
                                             Name: Kyu June Hwang
                                             Title:   Managing Director


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                                  EXHIBIT INDEX

Exhibit No.       Description
-----------       -----------

99.1: a corporate disclosure on the Company's contract with Dreamline Corporation for the acquisition of Dreamline's broadband business in certain areas, the closing for which has been changed from November 1 to December 1, 2003, filed with the Korea Securities Dealers Association Automated Quotation Market and the Financial Supervisory Commission on November 3, 2003.